January 6, 2012

Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

RE: OPNET Technologies, Inc. (File No. 000-30931) Response to Division of Corporation Finance comments on Form 10-K for the year ended March 31, 2011

Dear Mr. Shuman:

On December 23, 2011 OPNET Technologies, Inc. (the “Company”) received written comments from the Staff of the Division of Corporation Finance (the “Staff”) regarding the Company’s Form 10-K for the fiscal year ended March 31, 2011, and regarding the Company’s earnings conference call for the period ended September 30, 2011. The numbered responses set forth below contain each of the Staff’s comments highlighted in bold type and correspond to the numbered comments contained in the December 23, 2011 comment letter.

Comment No. 1:

We note from page 20 of your Form 10-Q for the quarterly period ended September 30, 2011 that your sales to the Government reflect seasonal trends. We also note your earnings conference call for the quarterly period ended September 30, 2011 indicate that “there is a lot more corporate earnings business in the December quarter.” In your response letter and with a view to future disclosure, provide an analysis of the extent of seasonality in your business for, and whether disclosure of seasonality in response to Regulation S-K items 101(c)(1)(v), 303 or 501(c) is necessary or appropriate.

Company’s Response:

After consideration of the Staff’s comment, and a review of the SEC Division of Corporate Finance Financial Reporting Manual, Topic 9 (9250.2), Regulation S-K items 101(c)(1)(v) and S-K 303(b), the Company will enhance its future filings to include additional discussions regarding seasonality in its business. The Company supplementally advises the staff that its product revenue tends to be seasonal, and historically the seasonality has tended to generate sequential increases in product revenue in its quarter ended September 30 and its quarter ended December 31. The discussion regarding seasonality will be included in the “Business” section and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, and it is anticipated that the discussion will be along the following lines:

“Business” section:

Our business is subject to seasonal fluctuations. For a discussion of seasonality affecting our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the section “Results of Operations - Seasonality.”

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” section:

Our product revenue tends to be seasonal. Product revenue from corporate enterprise customers, which represents the largest portion of our product revenue, has historically been the highest in the quarter ending December 31, our third fiscal quarter. Corporate enterprise customers typically operate on a calendar year end. As a result, it has been our experience that they often wait until their year end to make their most significant purchases.

In addition, European buying patterns have historically resulted in a decline in product sales in the summer months followed by increased product sales in our third fiscal quarter, reflecting European vacation practices and the resulting delay in product purchase activities until the conclusion of the summer vacation season. Corporate enterprise customers represent the largest portion of our sales to customers in Europe.

The increase in product revenue from corporate enterprise customers and European customers in the quarter ended December 31 has historically more than offset the sequential decline in product sales to the United States government during the same quarter. Product revenue from United States government customers has historically been highest in the quarter ending September 30, which coincides with the United States government fiscal year-end, and reflects higher demand for product purchases prior to the end of their fiscal year. United States government product purchases then typically decline sequentially in the quarter ending December 31. For fiscal 2011, fiscal 2010, and fiscal 2009, United States government product revenue declined sequentially in the quarter ended December 31 by $4.4 million, $416,000, and $3.8 million, respectively.

While we expect these historical trends to continue, they could be affected by a number of factors, including the relative proportions of our business conducted with government compared to commercial customers and domestic compared to European customers, a decline in general economic conditions, changes in the timing or amounts of United States government spending resulting from budget constraints or other factors, and our planned expansion into international markets.

Comment No. 2:

In your earnings conference call for the quarterly period ended September 30, 2011, you disclosed that the increase in your guidance range reflects “macroeconomic uncertainty, especially in the European markets.” In your response letter, and with a view to future disclosure, provide us with an analysis of the effects of the economic conditions in Europe and other features of the European market on your historical operations and known material trends affecting your business. Provide your analysis of whether disclosure of economic conditions in Europe and their effects on your operations or financial condition is necessary or appropriate in response to Regulation S-K Items 303 or 501(c).

Company’s Response:

The Company has not observed specific macroeconomic trends that it expects to impact its business other than overall, general macroeconomic uncertainty. In addition, discrete macroeconomic events, such as credit downgrades of countries, have historically negatively impacted customer purchasing behavior. While significant discrete events, such as the downgrade of the United States government’s debt rating, seem to have moderated since the summer months, the Company believes that continued economic improvement will be a key factor in its ability to grow revenue.

The Company has not tracked or quantified changes in customer purchasing behavior attributable to any specific macroeconomic trend, including macroeconomic uncertainty in Europe or any other region. Given that current macroeconomic uncertainly appears to be concentrated in Europe and the company has some degree of exposure to customer purchasing behavior in European markets, the Company specifically referenced European markets in the September 30 earnings conference call when discussing its revenue guidance range. The Company supplementally advises the Staff that the percent of total revenue generated from customers in European markets for fiscal 2011, fiscal 2010, and fiscal 2009 was 12.8%, 13.5%, and 12.7%, respectively.

In future filings, the Company will continue to consider whether it is appropriate to provide more specific disclosure regarding particular macroeconomic trends that could affect its financial results.

Comment No. 3:

You indicate that certain information required by this and other Items in Part III is incorporated by reference. When you incorporate by reference, comply with the requirements of the Exchange Act Rule 12(b)-23(b) including the identification of the material you are incorporating. In this respect, please tell us:

•	How information responsive to Item 407 of Regulation S-K is included in your Form 10-K; and

•

How information responsive in Item 13 of Form 10-K and Item 404 of Regulation S-K, has been provided, as the caption “Certain Transactions,” the section you incorporated, does not appear to be in the proxy statement.

Company’s Response:

As noted in the Form 10-K, all of the information required by Item 407 of Regulation S-K is contained in the proxy statement under the caption “Election of Directors”, by which the Company intended to include everything under the heading “Proposal 1- Election of Directors” and appearing between that heading and “Proposal 2 – Advisory Vote on Executive Compensation”.

All information required by Item 13 of Form 10-K and Item 404 of Regulation S-K are included in the proxy statement under the caption “Transactions with Related Persons”. The Company acknowledges that the cross-reference in Item 13 of its Form 10-K to information under the heading “Certain Transactions” in the proxy statement is incorrect. The Company notes that the only disclosure required by Item 404 in its Form 10-K concerned its policy on approval of related party transactions (Item 404(b)). There were no related party transactions to report under Item 404(a) and Items 404 (c) and (d) are not applicable. The Company will ensure that all cross references included in future filings are accurate.

Comment No. 4:

On pages 19 through 22 of your proxy statement, you describe awards of non-discretionary cash bonuses. In your response letter, more thoroughly describe the publicly available information reviewed in establishing this program and describe how the information reviewed affected the company’s formulation and adoption of the plan and the targets and awards thereunder.

Company’s Response:

The Company notes that the reference on page 19 of the proxy statement to publicly available information reviewed by the Compensation Committee relates to the structure of its entire compensation program, not just the non-discretionary cash bonus program.

As noted in the proxy statement, the Compensation Committee reviewed publicly available information relating to the compensation of executives at other companies in the Company’s industry. It did this, in addition to speaking to recruitment agencies and reviewing other data available to it, to informally consider competitive market practices in lieu of formally benchmarking the Company’s executive compensation to that of other companies. The public information available to the Committee included a variety of information, such as filings with the SEC, information in publicly available compensation studies and information known to the members of the Committee generally as a result of their business dealings.

The Compensation Committee recognizes the importance of maintaining compensation practices and levels of compensation competitive with other software companies in the Company’s industry. Accordingly, the Committee informally utilized this information to understand the compensation of executive officers in similar positions of companies of comparable size and capitalization and other companies within the network and application performance management software industry.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate a response as soon as possible provided you have any remaining questions. Thank you in advance for your attention. Please feel free to contact Mel F. Wesley, Senior Vice President and Chief Financial Officer, with any questions at (240) 497-3000.

Sincerely,

/s/ Mel F. Wesley

Mel F. Wesley
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)